April 23, 2008

VIA EDGAR TRANSMISSION AND FEDERAL EXPRESS

Ms. Angela J. Crane

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 6010

100 F St. N.E.

Washington, D.C. 20549

Re:	Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended April 1, 2007
Filed May 31, 2007
Your file No. 0-12695

Dear Ms. Crane,

We are in receipt of your comment letter dated March 26, 2008 with respect to the above-referenced filing of Integrated Device Technology, Inc. (“IDT”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings. We appreciate having the benefit of your comments. Where appropriate, we have provided examples of how our enhanced disclosures would look, the supplemental information you requested, and our additional comments. The responses set forth in this letter have been sequenced to correspond to the numbered comments in your letter. For ease of reference, we have included your original comments along with our responses. In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have further questions or comments with regard to our attached response.

Sincerely,

/s/ Clyde R. Hosein
Clyde R. Hosein Vice President, Chief Financial Officer

cc:

Ted Tewksbury, President and CEO

Gordon Parnell, Chairman of the Audit Committee

Larry Gillis, PricewaterhouseCoopers LLP

Form 10-K for the Period Ended April 1, 2007

Notes to Consolidated Financial Statements, page 32

Note 1 Summary of Significant Accounting Policies – Revenue Recognition, page 32

Revenue Recognition, page 32

1.	We note your response to prior comment 4. In light of the fact that you are unable to estimate the price protection, product price reductions, and ship from stock pricing credits you issue under arrangements with your distributors and, therefore, an unknown portion of the amount recorded as “deferred income on shipments to distributors” will never be recognized as revenue, please tell us how you concluded that “deferred income” is an appropriate title for the liability account. We note that Regulation S-X calls for financial statement caption titles that reflect the significance and the character of the items being presented. Please tell us, for example, whether you considered a title for the account such as “customer deposit, net of deferred inventory costs” or other such titles that better depict the nature of the liability.

In response to the Staff’s comment, we respectfully advise as follows:

Although a portion of the amount recorded in “deferred income on shipments to distributors” will be credited back to the customer via price protection or ship from stock pricing credits, historically this amount has represented on average approximately 25% of the list price billed to the customer. As a result, the majority of the balance in the account represents amounts which will be recognized as revenue in a subsequent period. We believe that the current description accurately reflects the nature of the balance in the account. In addition, we believe that this presentation is consistent with industry practice.

However, in order to clarify the components of our “deferred income on shipments to distributors”, we will add additional disclosure in the footnotes of our future filings similar to following.

The components presented in the “deferred income on shipments to distributors” balance sheet caption as of March 30, 2008 and April 2, 2007 are as follows:

(in 000’s)	3/30/08	4/2/07
Gross deferred revenue	$43,482	$36,561
Gross deferred costs	9,139	7,755

Deferred income on shipments to distributors	$34,343	$28,806

The gross deferred revenue represents the gross value of shipments to distributors at the list price billed to the distributor less any price protection credits provided to them in connection with reductions in list price while the products remain in their inventory. The amount ultimately recognized as revenue will be lower than this amount as a result of ship from stock pricing credits which are issued in connection with the sell through of our products to end customers. The gross deferred costs represent the standard costs of products we sell to the distributors. Although we monitor the levels and quality of inventory in the distribution channel, our experience is that product returned from these distributors are able to be sold to a different distributor or in a different region of the world. As such, inventory write-downs for product in the distribution channel have been minimal.

2.	Please revise Note 1 to provide a discussion of your policies for testing and accounting for the impairment of the deferred cost of sale amounts. In addition, please tell us and revise the note in future filings to disclose whether any of your arrangements with distributors would require you to grant price protection, product price reductions, and ship from stock pricing credits below the cost of the product.

In response to the Staff’s comment, we respectfully advise as follows:

We will expand the discussion in our future filings to more clearly explain our treatment of the components of our deferred revenue as noted in the response to question 1 above.

In response to the second part of the question above, we advise that our current arrangements with distributors would not require us to grant pricing credits below the cost of the product as all of these pricing adjustments are solely at our discretion. However, in very rare instances, to encourage the sell through of product to end customers, we have issued price adjustments which caused the revenue to be below the cost. The income statement impact to these transactions was not significant.

3.	In addition, as we note that impairment of the deferred costs and the amounts of price protection, product price reductions, and ship from stock pricing credits you grant in future periods could reasonably likely have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to disclose the amounts of gross deferred revenues and gross deferred costs of sales presented in the “deferred income” caption of your balance sheets. Provide an accompanying discussion of the changes in the gross balances in each reported period, highlighting the impact on current and future results, liquidity or deferred costs of sales. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, we respectfully advise that we will include the amounts of gross deferred revenues and gross deferred costs of sales presented in the “deferred income on shipments to the distributors” caption of our consolidated balance sheets in a footnote. In addition we will revise our MD&A section in future filings to include a disclosure similar to following:

We defer revenue on shipments to North American and European distributors, who have stock rotation, price protection and ship from stock pricing adjustment rights until the products are resold by them to end customers. In the liability section of the consolidated balance sheet, under the caption “deferred income on shipments to the distributors” is the gross margin related to shipments to these distributors. One component represents the gross value of shipments to distributors at the list price billed to the distributor less any price protection credits provided to them in connection with changes in the list price while the products remain in their inventory. Based on our history, the amount recognized as revenue will be lower than this amount as a result of ship from stock pricing credits which are issued in connection with the sell through of the product to an end customer. As the amount of price adjustments subsequent to shipment is dependent on the overall market conditions, the levels of these adjustments can fluctuate significantly from period to period. As these credits are issued, there is no impact to working capital as this reduces both accounts receivable and deferred revenue. The other component to the balance represents the standard costs of products we sell to these distributors.